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Memo

TO:	The Denver Board of Trustees of the Oppenheimer Funds
FROM:	Mary Ann Picciotto, SVP Chief Compliance Officer
DATE:	October 27, 2017
RE:	Cross Trade Report (Rule 17a-7) for the Quarter Ended September 30, 2017

Required Board Action

The Board is requested to determine that all purchases and sales were executed in compliance with the adopted procedures pursuant to Rule 17a-7 under the 1940 Act.

What is the purpose of this report?

The Investment Company Act of 1940 generally prohibits security transactions between an investment company series and an affiliated entity. Rule 17a-7 provides an exception to this prohibition for certain cross trades if appropriate procedures are adopted by the Funds. Rule 17a-7(e)(3) requires the Board to determine quarterly that all such transactions were effected in compliance with the Funds' procedures. The attached report details such transactions.

Board Reporting

The Board has adopted procedures pursuant to Rule 17a-7. On a quarterly basis, those procedures require the Board to determine that all cross trade purchases and sales were executed in compliance with the procedures.

OFI's Representation of Compliance

OppenheimerFunds, Inc., (OFI) as the investment sub-adviser to the Oppenheimer Funds, hereby represents that all cross trades were executed in compliance with Rule 17a-7 and the Funds' Rule 17a-7 Procedures during the quarter ended September 30, 2017.

Additionally, all Portfolio Managers and Traders have certified to OFI's Compliance Department that their funds' cross trades were in the best interest of their funds, and were in compliance with the Cross Trades Policy.

Summary of Compliance Review

OFI's Compliance Department performed a quarterly oversight review of the cross trade process to ensure that it is in compliance with Rule 17a-7 and the Funds' procedures. **For the quarter ended September 30, 2017, the Compliance review found no cross trade issues.**

The following tests were performed on each transaction:

- Verification of broker prices used for fixed income trades;
- Verification of pricing methodology used for equity trades;
- Ensure no commissions were paid as part of any transactions;
- Comparison of vendor end-of-day prices to cross trade prices;
- Timing of any open market buys and sells of cross traded securities executed within the timeframe of each cross trade;
- Screening for securities downgraded either shortly before or after a cross trade; and
- Comparative analysis on the size of the two funds involved in the cross trade.

Additional tests done on all firm wide transactions:

- Verification that no trades were arranged in the market via one or more brokers instead of being executed internally per OFI 17a-7 procedures (as of 8/31/16);
- Identification of transactions where a security is sold and repurchased from the same broker within five business days (as of 4/1/16); and
- Identification of accounts that buy and sell a security on the same day.

Additional details regarding specific results and testing processes included in the review can be found in the "Results of the Compliance Review" section below.

Summary of Cross Trades

The following table summarizes Denver Board cross trades executed:

	Third Quarter 2017	Second Quarter 2017	First Quarter 2017	Fourth Quarter 2016
Long-Term Debt	158	12	133	90
Variable Rate Demand Note	0	0	0	0
Equity	76	74	181	92
Total	234	86	314	182

The increase in cross trades was primarily due to more rebalance trades being executed in the high-grade and EM high-grade funds.

Summary of Cross Trade Reasons

The following tables summarize Denver Board cross trade reasons:

Long-Term Debt Cross Trade Reasons	Current Quarter Denver Board Trades by Transaction Reasons	Prior Quarter Denver Board Trades by Transaction Reasons
Rebalance Trades[1]	158	12
Crossing Trades[2]	0	0
Total	158	12

Equity Cross Trade Reasons	Current Quarter Denver Board Trades by Transaction Reasons	Prior Quarter Denver Board Trades by Transaction Reasons
Rebalance Trades[1]	11	9
Crossing Trades[2]	65	65
Total	76	74

What is Rule 17a-7?

Rule 17a-7 requires that the Board adopt procedures governing cross trades (i.e., the sale of a security from one fund to another) to ensure that all such transactions meet the conditions of the rule. Under the Rule (including SEC interpretations) and/or the Funds' Procedures, such conditions, generally include, but are not limited to, the following:

1. The transaction is a purchase or sale for a security for which "market quotations are readily available",

2. The transaction is executed at the independent current market price of the security,

3. Each Fund's registration statement allows for such transactions and such transactions are consistent with each Fund's investment policy, and

4. No commission, fee (except for customary transfer fees) or remuneration is paid.

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[1] Securities are traded to maintain specified weightings or strategy objectives for the Fund and trade counterparty is within the same portfolio team.

[2] Securities are traded to maintain specified weightings or strategy objectives for the Fund and trade counterparty is not within the same portfolio team. A crossing trade opportunity exists when a buy order for a security and a sell order for that same security are present on the trade desk at the same time. If the trade represents best execution for each fund, a cross trade will be executed between two traders acting independently and on behalf of their respective funds.

OFI uses the following methodologies to determine independent current market price:

1. Long-term (non-municipal) debt instruments: average of the highest current independent bid and the lowest current independent offer as determined by the trader via the Principal Market Exchange or dealers currently active in the securities, as received from at least two sources.

2. Variable Rate Demand Notes (VRDN): priced at par plus accrued interest.

3. Equity securities: the last sale price with respect to such security, either the NASDAQ Official Closing Price or the last sale price reported in the consolidated transaction system, or, if there are no reported transactions in the consolidated transaction system, the average of the highest current independent bid and lowest independent offer.

4. Municipal securities: the end-of-day price provided by the Fund's pricing service used to value the Fund's net asset value per share on the day of the cross trade.

Results of the Compliance Review for the quarter ended September 30, 2017

The following tables illustrates at least 75% of the sales and buys for the Denver Board funds.

Rule 17a-7 Sell Transactions
(Fund, Number of Trades and Percentage of Total Trades)

3rd Quarter 2017		2nd Quarter 2017	
Oppenheimer Global Strategic Income Fund	54 25%	Oppenheimer SteelPath MLP Alpha Fund	15 22%
Oppenheimer Main Street All Cap Fund	31 14%	Oppenheimer SteelPath MLP Alpha Plus Fund	12 18%
Oppenheimer Global Strategic Income Fund/VA	29 13%	Oppenheimer SteelPath MLP Select 40 Fund	9 13%
Oppenheimer Conservative Balanced Fund/VA	26 12%	Oppenheimer Global Strategic Income Fund	7 10%
Oppenheimer Capital Income Fund	21 10%	Oppenheimer Main Street Mid Cap Fund	6 9%
Oppenheimer Total Return Bond Fund/VA	13 6%	Oppenheimer Global Strategic Income Fund/VA	3 4%
		Oppenheimer Conservative Balanced Fund/VA	3 4%
		Oppenheimer Main Street Fund	3 4%
		Oppenheimer SteelPath MLP Income Fund	3 4%

Oppenheimer Global Strategic Income Fund had 25% of the cross trade sales which were comprised of 54 trades in 50 securities. These trades were executed to rebalance funds to target weights.

Oppenheimer Main Street All Cap Fund had 14% of the cross trade sales which were comprised of 31 trades in seven securities. On the selling side, 22 of the trades were executed as a result of the Main Street Select Fund becoming the Main Street All Cap Fund; nine trades were executed to reduce consumer sector exposure. On the buying side, four trades were executed due to a strategy change within the Main Street sleeve of the Conservative Balanced Fund/VA; 27 trades were executed because the buying funds had a favorable outlook on the name.

Oppenheimer Global Strategic Income Fund/VA had 13% of the cross trade sales which were comprised of 29 trades in 29 securities. These trades were executed to rebalance funds to target weights.

Oppenheimer Conservative Balanced Fund/VA had 12% of the cross trade sales which were comprised of 26 trades in 26 securities. Twenty trades were executed to rebalance funds to target weights. Four trades were because both the selling and buying funds transitioned to new strategies and needed to rebalance to new targets. One security was sold because of a negative outlook while the buying fund was repurchasing the security after previously selling in order to realize gains and utilize its tax loss carryover prior to expiration.

Oppenheimer Capital Income Fund had 10% of the cross trade sales which were comprised of 21 trades in 19 securities. These trades were executed to rebalance funds to target weights.

Oppenheimer Total Return Bond Fund/VA had 6% of the cross trade sales which were comprised of 13 trades in 13 securities. These trades were executed to rebalance funds to target weights.

Rule 17a-7 Buy Transactions
(Fund, Number of Trades and Percentage of Total Trades)

3rd Quarter 2017		2nd Quarter 2017	
Oppenheimer Total Return Bond Fund	94 46%	Oppenheimer SteelPath MLP Income Fund	20 28%
Oppenheimer International Bond Fund	38 19%	Oppenheimer SteelPath MLP Select 40 Fund	16 22%
Oppenheimer SteelPath MLP Select 40 Fund	14 7%	Oppenheimer Core Bond Fund	6 8%
Oppenheimer Global Strategic Income Fund/VA	10 5%	Oppenheimer Capital Income Fund	6 8%
		Oppenheimer Main Street Small Cap Fund	5 7%
		Oppenheimer Main Street Mid Cap Fund	5 7%

Oppenheimer Total Return Bond Fund had 46% of the cross trade purchases which were comprised of 94 trades in 26 securities. These trades were executed to rebalance funds to target weights.

Oppenheimer International Bond Fund had 19% of the cross trade purchases which were comprised of 38 trades in 27 securities. These trades were executed to rebalance funds to target weights.

Oppenheimer SteelPath MLP Select 40 Fund had 7% of the cross trade purchases which were comprised of 14 trades in four securities. These crossing trades were executed to bring the funds back to target weights.

Oppenheimer Global Strategic Income Fund/VA had 5% of the cross trade purchases which were comprised of 10 trades in 10 securities. These trades were executed to rebalance funds to target weights.

For the quarter ended September 30, 2017 the Compliance review did not identify any issues or problems with cross trades.

The following tests were performed:

Analysis Performed	Results of Analysis
All long-term debt cross trades (other than municipal bond trades) were executed using the average of the highest bid price and the lowest offer price.	No exceptions were identified.
All municipal bond cross trades were executed using the evaluated price provided by the pricing service used to value municipal securities on the day of the cross trade	There were no municipal bond cross trades during the quarter.
Broker quotes on all long-term debt cross trades (other than municipal bond trades) were received from at least two broker dealers.	No exceptions were identified.
No commissions or other fees were paid on any cross trades.	No exceptions were identified.
All equity cross trades were executed at the independently determined current market price of the security.	No exceptions were identified.
All long-term debt cross trades (other than municipal bond trades) were compared against the pricing vendor's same day end-of-day price.	Compliance reviewed price variances and determined that there were no patterns or issues.
The pricing vendor's end-of-day prices on all long-term debt cross trades were compared to the vendor's end-of-day price 7 business days later.	Compliance reviewed price variances and determined that there were no patterns or issues.
All equity cross trades were compared against the pricing vendor's same day end-of-day price.	Compliance reviewed price variances and determined that there were no patterns or issues.
The pricing vendor's end-of-day prices on all equity cross trades was compared to the vendor's end-of-day price 7 business days later.	Compliance reviewed price variances and determined that there were no patterns or issues.
Time Held Analysis: all equity and fixed-income cross trades were reviewed to analyze: a) If a fund executing a cross trade sell made unique open-market purchases of the security within 7 business days prior to or following the sell or b) If a fund executing a cross trade buy sold the security in the open-market within 7 business days prior to or following the purchase.	Compliance reviewed fund activity in the 7 days prior to and following cross trades and determined that there were no patterns or issues.
All brokers selected for providing bid and ask prices on long-term debt cross trades were analyzed for purposes of verifying that the brokers were known to have actively traded or priced the securities in question or closely related securities.	No exceptions were identified.

Analysis Performed	Results of Analysis
Screening for securities downgraded either shortly before or after a cross trade.	Compliance reviewed all rated securities and determined that there were no issues.
Review of cross trades where there is a significant size discrepancy between the two accounts.	Compliance compared the size of funds involved in each cross trade and determined that there were no issues.
Quarter over quarter analysis on the frequency of cross trades done in each account.	Compliance reviewed the trend of the number of cross trades in each account and determined there were no patterns or issues.
Reviewed transactions to identify potential opportunities for pre-arranged trades in the market.	The compliance review did not identify any pre-arranged trades.
Review of transactions where a security is sold and repurchased from the same broker within five business days.	Compliance reviewed trades where securities were repurchased from the same broker and didn't identify any issues.
Review of accounts that buy and sell a security on the same day.	Compliance reviewed securities bought and sold in an account on the same day and didn't identify any issues.